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                                March 14, 2023

       Chong Jiexiang Aloysius
       Chief Executive Officer
       Simpple Ltd.
       71 Ayer Rajah Crescent
       #03-07
       Singapore 139951

                                                        Re: Simpple Ltd.
                                                            Amendment No. 4 to
Draft Registration Statement on Form F-1
                                                            Submitted March 1,
2023
                                                            CIK No. 0001948697

       Dear Chong Jiexiang Aloysius:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 4 to Draft Registration Statement on Form F-1 Filed March 1, 2023

       Selling Shareholders, page ALT-15

   1. We note your statement that "none of the Selling Shareholders has had any position, office or other material
relationship within past three years with the Company." Please revise to acknowledge that your
Chief Executive Officer, Executive Chairman, Chief Operating
                                                        Officer, and Chief
Technology Officer own shares in Mains d'Or Investments Limited and if true, state that
none of these individuals are selling their holdings in the resale offering.
 Chong Jiexiang Aloysius
FirstName  LastNameChong Jiexiang Aloysius
Simpple Ltd.
Comapany
March      NameSimpple Ltd.
       14, 2023
March2 14, 2023 Page 2
Page
FirstName LastName
       You may contact Blaise Rhodes at 202-551-3774 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Dietrich King at 202-551-8071 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Lawrence S. Venick